Exhibit (a)(1)(B)

E-MAIL TO ALL ELIGIBLE EMPLOYEES

Date: May 1, 2008

Dear Riverbed Employee,

As you were previously informed, the Compensation Committee of Riverbed’s Board of Directors has approved the voluntary one-time stock option exchange program (the “Stock Option Exchange Program”) previously discussed in an e-mail from Jerry Kennelly dated April 24, 2008. The Stock Option Exchange Program allows eligible employees who received certain stock option grants (as discussed in the attached documents) the opportunity to exchange those options for replacement stock options at a price which is equal to the fair market value at the close of trading on the new option grant date (expected to be Friday, May 30, 2008).

The specific details of the Stock Option Exchange Program are included in the documents found on the offer website at https://riverbed.equitybenefits.com. Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program.

If you wish to participate in the Stock Option Exchange Program, you must access the offer website at https://riverbed.equitybenefits.com and follow the instructions on the website. You will receive your user name and password login information in a separate e-mail. The offer will expire at 9:00 p.m., Pacific Time on May 29, 2008, unless it is extended.

This letter is an introduction to the offer, but does not detail all the terms and conditions that apply.

Thanks,

Mike Guerchon

Vice President, Global Employee Services